UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission file number: 001-41789

noco-noco Inc.

3 Temasek Avenue

Centennial Tower, Level 18

Singapore 039190

(Address of Principal Executive Offices, including Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Singapore, August 22, 2024 – noco-noco Inc. (Nasdaq: NCNC) (the “Company”), today announced that it had entered into an upsized share subscription agreement (the “PIPE Subscription Agreement”) on August 21, 2024 for a private placement (the “PIPE”) with GEE Strategy Revitalize Japan Limited, an exempt GPLP Fund with limited liability incorporated under the laws of British Virgin lslands, (the “Subscriber").

This financing round was concluded shortly after the company signed a Memorandum of Understanding (MOU) with Japan headquartered 3DOM Alliance Inc. and Tesnology Inc. to acquire a non-exclusive license for battery securitization systems and intellectual property (IP) developed by 3DOM and Tesnology. noco-noco has been developing battery-related technologies, including the X-SEPA™ separator, with the aim of making high-performance batteries accessible as a social infrastructure that everyone can easily use. By integrating noco-noco’s battery that it develops with the technology and IPs on battery energy storage system (BESS) securitisation developed by 3DOM and Tesnology, the Company plans to create synergies that will drive rapid BESS market deployment across Asia Pacific.

Pursuant to the amended PIPE Subscription Agreement which supersedes the initial PIPE Subscription Agreement dated July 26, 2024, the Subscriber has agreed to purchase an aggregate of 25,770,308 Ordinary Shares, par value $0.0001 per share, of the Company (the “PIPE Shares”), at a price per share of $0.1785, representing aggregate gross proceeds to the company of $4,600,000, prior to the payment of related fees and expenses. The gross proceeds from the placement will be used for working capital and business expansion purposes. The amended PIPE Subscription Agreement, which contains customary representations and warranties of the Company and the Subscriber, customary conditions to closing, as well as customary indemnification obligations, is expected to close before/on September 30, 2024.

“At noco-noco, we’re investing to accelerate the global shift toward a cleaner, greener, and smarter future, and we’re focused on building a sustainable business with huge growth potential. We are pleased to announce the upsized PIPE financing round of $4.6 million with GEE Strategy Revitalize Japan Limited. This PIPE investment is a strong testament to their conviction in our team, our ability to execute, and importantly, a powerful endorsement of the company's patented X-SEPATM separator technology and commercialisation roadmap.

The total aggregate capital of $4.6 million to be raised from GEE Strategy Revitalize Japan Limited, will not only significantly strengthen the company's balance sheet, but also allow the company to improve shareholders' equity, reinforcing the company's ongoing efforts to regain the minimum stockholders’ equity requirement of $2.5 million under The NASDAQ Capital Market Listing Rule 5505.

We are looking forward to a long and successful partnership with the team at GEE Strategy Revitalize Japan," commented Mr. Masataka Matsumura, CEO and Director of noco-noco Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

noco-noco Inc.

	By:	/s/ Masataka Matsumura
	Name:	Masataka Matsumura
	Title:	Director and CEO

Date: August 22, 2024

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Share Subscription Agreement